

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com


SEC MAIL
RECEIVED
PROCESSING
MAY 10 2005
WASH, D.C.
202
SECTION

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA




05007890

SUPPL

Dear Sirs,

82-3000

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel 2005 contracts to deliver new rates and service to hauliers;
- Confirmation of Jean-Louis Raymond as Group Chief Executive;
- Eurotunnel in association with Active Hotels launches online hotel reservations;
- Trading update: 2004 revenue & traffic;
- Eurotunnel scoops top rail safety award;
- Eurotunnel launches new frequent traveller fares;
- Press release on Eurotunnel welcoming nine millionth truck;
- Jacques Gounon replacing Jacques Maillot as Chairman of the Eurotunnel Joint Board;
- Jacques Maillot resigns from Eurotunnel Joint Board;
- Nomination of Henri Rouanet as a non-executive director;
- Eurotunnel requests a waiver;
- Eurotunnel formally requests a "waiver" in order to begin debt negotiation;
- Eurotunnel's revenue and traffic statement for the first quarter of 2005;
- Eurotunnel has obtained the waiver;
- Eurotunnel 2004 results.

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

Yours faithfully,

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH, D.C.
202
SECTION

1 December 2004

EUROTUNNEL UNVEILS IMPROVED VALUE PROPOSITION FOR TRUCKS

2005 contracts to deliver new rates and service to hauliers

Forecasting system to align shuttle capacity closer to demand

Eurotunnel, a leading cross-Channel operator for accompanied trucks, has unveiled its new value proposition for 2005 which will continue to offer hauliers excellent service levels in return for forecasting the daily volume of trucks they will put through the Channel Tunnel. Eurotunnel will plan its capacity to meet the forecast daily volumes. Traffic which has not been forecast will have a lower priority and will be charged the higher Standard Freight Rate. The new system goes 'live' on 1 January 2005.

Dirk Broek, Director of Eurotunnel's Freight Division, explains the new direction:

"Our objective is to improve our quality of service by better aligning capacity to customers' demand.

"Secondly, we want to reinforce the added-value of Eurotunnel's service. We are more than just an 'insurance policy' for traditional ferry users. We need to reaffirm the true value of Eurotunnel to the market in terms of the cost and time savings in the whole logistics chain."

Customers will be able to review their forecast on a regular basis, in conjunction with Eurotunnel's account management team.

Dirk Broek, continued:

"This marks a step change in our truck value proposition. The response from customers has been very encouraging. We're confident that it delivers the right mix of benefits for the customer and cost savings to grow our business in 2005."

- end -

Media enquiries:
Kevin Charles, tel: + 44 (0) 1303 288728

News release no. 919

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

For immediate release **17 December 2004**


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2005
WASH. D.C.
202

Confirmation of Jean-Louis Raymond as Group Chief Executive

Nomination of non-executive Director

During its meeting on Friday 17 December 2004, the Eurotunnel Joint Board reiterated its confidence in Jean-Louis Raymond and confirmed him as Group Chief Executive.

The Joint Board has co-opted Jacques Gounon as replacement for Pierre Cardo, who resigned on 29 November.

A graduate of the Ecole Polytechnique, Jacques Gounon (51) is a civil engineer by profession. He has held senior positions in French public administration with the Ministry of Equipment, the Ministry of Employment and the Ministry of Transport. He was recently Country President of Alstom in France and Deputy Chief Executive of the Cegelec Group.

END

Media enquiries:
Press Office, tel: + 44 (0)1303 288728 or + 44 (0)1303 288737

Investor enquiries:
Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 920

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

22 December 2004

NEW! BOOK YOUR HOTEL STAY ONLINE

Eurotunnel in association with Active Hotels launches online hotel reservations

Eurotunnel, the leading cross-Channel operator has teamed up with Active Hotels, one of Europe's leading online accommodation providers, to offer a choice of great value online deals at over 9,000 hotels across Europe, all accessible through the Eurotunnel website at www.eurotunnel.com/hotels.

Active Hotels offers one of the widest selections of quality hotels in Europe, so you're sure to find something to suit all tastes and budgets. And travelling by car with Eurotunnel offers you the freedom to explore the open roads of France, whether you're looking to stay "off the beaten track" in a rustic B&B, or in the comfort of a five-star hotel right in the heart of the city.

Booking a hotel with Active is just a matter of 'clicks away'. You can browse the Active Hotels website via eurotunnel.com *to find hotel offers in towns and cities throughout France, as well as more detailed searches* for hotels close major tourist attractions, and by districts of Paris. You'll also find an A-to-Z list of principal towns in France, from Ajaccio to Tours.

Many of the hotels feature Active Hotels' *Best Price Guarantee*, ensuring that you receive the lowest online rate available.

For further details, and to book hotels with Active, log on to www.eurotunnel.com/hotels or call 08712 250300.

END

Media enquiries:
Kevin Charles, Eurotunnel, tel: + 44 (0) 1303 288728
Mandy Zakhour, Active Hotels, tel: + 44 (0) 1223 578134

News release no.: 921

About Eurotunnel

Eurotunnel is the market leader for cross-Channel travel, the choice of 2.3 million motorists in 2003. Opened in 1994, Eurotunnel offers the fastest, most frequent, and easiest way to cross the Channel. www.eurotunnel.com

About Active Hotels

Active Hotels is one of Europe's leading online reservations providers to the hotel industry. The company has over 9,000 hotels, which it promotes through 1,500 distribution partners, including many of the market leaders in online travel. Active Hotels currently sell over two million hotel room nights per annum. www.activehotels.com

EMBARGO: Not for release before 0730 hours (UK time) on Tuesday, 25 January 2005

TRADING UPDATE: 2004 REVENUE & TRAFFIC

Eurotunnel, operator of the Channel Tunnel, today reported revenue and traffic figures for the year-ended 31 December 2004.

Jean-Louis Raymond, Chief Executive, said:

"The cross-Channel market has remained difficult for all operators, as it has for Eurotunnel.

"The improvement in Eurostar traffic over the last year has certainly been encouraging, but competitive pressure remains strong and the impact on the market of the development of 'no-frills' airlines is being felt ever more strongly.

"Making sure that Eurotunnel remains competitive in the future has required a radical change in commercial policy.

"This is why a new commercial strategy has been in place in the Truck business since 1 January 2005. It reinforces the Eurotunnel shuttles' specific strengths to the market: speed, frequency and reliability. The new Passenger strategy will be launched in time for the summer.

"At the same time, the policy of controlling costs continues to bear fruit.

"By combining these initiatives, Eurotunnel has given itself the means to stabilise revenues and to restore margins."

Traffic

	2004	2003	% change	% market change*
Truck Shuttles	1 281 207 trucks	1 284 875 trucks	0%	+ 6%
Passenger Shuttles	2 101 323 cars** 63 467 coaches	2 278 999 cars** 71 942 coaches	- 8% - 12%	- 6% - 4%

* Short Straits market: Folkestone-Dover/Boulogne-Calais-Dunkerque-Zeebrugge

** including motorcycles, cars with trailers, caravans and campervans

Revenue

£ million *Exchange rate €/£*	2004 unaudited 1.466	2003 restated[1] 1.466	2004/2003 % change	2003 published 1.435
Shuttle Services	285	306	- 7%	309
Railways	234	230	+ 2%	232
Transport activities	519	536	- 3%	541
Non-transport activities	19	24	- 23%	25
Operating revenue	**538**	**560**	**- 4%**	**566**

[1] 2003 operating revenue has been restated at an exchange rate of £1=€1.466 to permit a direct comparison with 2004.

Shuttle Services

Truck Shuttles

Overall, the Short Straits truck market returned to growth in 2004. Eurotunnel carried 1,281,207 trucks in 2004, a similar result with that achieved in 2003. Eurotunnel did not benefit from the growth in the market stimulated, predominantly, by increased trade from the former Eastern bloc countries following their accession to the EU in May 2004, and by the continuing shift from trucks to containerised units which benefits the northern part of the overall UK-Continental market. The benefits of a faster crossing via the Channel Tunnel make less impact on such long-distance logistics chains.

Passenger Shuttles

The Short Straits car market fell by 6% in 2004. Eurotunnel carried 2,101,323 cars, representing an 8% fall in traffic. The car market continued to contract throughout 2004, whilst traditional ferry operators, new entrants, and the 'no-frills' airlines maintained strong competitive pressure.

The Short Straits coach market fell by 4% in 2004 as scheduled cross-Channel coach services continued to contract. Eurotunnel's greater dependence on the scheduled coach market together with continued expansion from 'no-frills' airlines resulted in a 12% fall in volume to 63,467 coaches in 2004.

Railways (Eurostar & rail freight)

The Channel Tunnel is also used by rail services not managed by Eurotunnel – Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

Eurostar

The number of passengers carried through the Channel Tunnel by Eurostar rose by 15% in 2004 to 7,276,675 passengers (excludes domestic passengers between Paris/Calais and Brussels/Lille.)

Rail freight

Rail freight tonnage carried through the Channel Tunnel increased by 8% to 1,889,175 tonnes in 2004.

Revenues from Eurostar and rail freight services through the Tunnel are protected by the Minimum Usage Charge (MUC) paid to Eurotunnel by the Railways. Despite these increases, traffic from the Railways remains significantly below levels required to exceed MUC payments. Consequently, the revenue increase in this sector was only 2% to £234 million. Payments under the MUC continue until the end of November 2006.

Non-transport activities

Revenue of £19 million from non-transport activities was 23% lower than in 2003 due to lower revenues from telecoms, land sales and retail.

- END -

Media enquiries:
John Keefe/Kevin Charles, tel: + 44 (0) 1303 288728

Investor enquiries:
Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 923

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

15 February 2005

EUROTUNNEL SCOOPS TOP RAIL SAFETY AWARD

Eurotunnel scooped a top industry award last night (14 February 2005) at the HSBC Rail Business Awards held at the Grosvenor House Hotel in London. Eurotunnel won the award for 'Rail Safety and Security Excellence'.

Eurotunnel was praised for its excellent safety record including a significant reduction in lost-time accidents at work amongst both staff and sub-contractors, and the use of new technology in advancing safety and security.

Jean-Louis Raymond, Chief Executive, said:

"This award confirms our commitment to the highest levels of safety and security throughout our operation. I'm delighted that the dedication and hard work of all our staff in maintaining our excellent safety record has been recognised by our industry peers."

Since opening in 1994, Eurotunnel has become a reference in world-class safety and security. Its unique and highly-demanding operational environment presents many challenges. Operating within a "total safety culture", Eurotunnel has developed sophisticated safety management systems to respond to these unique challenges. It has also been instrumental in developing innovative solutions to advance safety and security.

Eurotunnel markets its expertise in safety and security through a subsidiary, Port Maritime Security International (PMSI), which offers security services to the port, maritime, rail and logistics industries worldwide.

END

Media contact:
Kevin Charles, tel: 01303 288728

News release no. 924

About Eurotunnel
Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.


HSBC
RBA
THE RAIL BUSINESS AWARDS
2004

Winner
Rail Safety
and Security
of the Year

16 February 2005

A MORE FREQUENT WAY TO SHUTTLE ACROSS THE CHANNEL

Eurotunnel launches new frequent traveller fares

Purchase a minimum of ten off-peak journeys for just £39* each way

Whether you're a Francophile, property owner, or just someone who likes hopping across the Channel on a regular basis, Eurotunnel is the fast, frequent and reliable way to cross the Channel by car. And now it's even better value-for-money with the launch of a new frequent traveller scheme with off-peak fares at just £39* for a car and passengers, based on a minimum purchase of ten single crossings.

Registering to join the scheme couldn't be easier, simply log on to www.eurotunnel.com or call 08705 35 35 35 and pay for a minimum of ten crossings to be credited to your account. You can book the dates and times of your individual crossings online at anytime or by telephone using your secure account number and password.

Eurotunnel appreciates that time is money, so you don't have to confirm the dates of travel until you've made your plans. Don't worry if you need to travel at peak times, simply pay an additional supplement depending on the date and time of travel. Once you've used all your crossings, you just open a new account and start again.

Jo Willacy, Director of Eurotunnel's passenger business, said:

"Frequent travel with Eurotunnel is your passport to even greater savings. As well as the fastest and most frequent way to cross the Channel, Eurotunnel now offers even better value-for-money year-round for those people who cross the Channel more then ten times per year."

For further details on frequent travel with Eurotunnel log on to www.eurotunnel.com or call 08705 35 35 35.

* Off Peak travel applies to the following times: Folkestone to Calais 1500 – 0459, Calais to Folkestone 0000 – 1459. A supplement of £20 or £30 per journey will be required for peak time travel (see www.eurotunnel.com)

END

Notes to Editors:
Terms and conditions apply. For full details, log on to www.eurotunnel.com or call 08705 35 35 35.

Media enquiries:
Barbara Cottage, tel: 01303 288728

News release no. 925

16 February 2005

9,000,000 ... AND COUNTING!

Eurotunnel welcomes nine millionth truck

With ferry services between Dover and Calais continuing to suffer from disruption as a result of berthing problems at the French port, Eurotunnel is keeping the traffic moving. On the evening of Tuesday, 15 February, Eurotunnel welcomed its nine millionth truck since the Channel Tunnel opened in 1994.

The honour went to Dutchman, Jos Luyendijk, driving for Nedexco, one of Eurotunnel's regular account customers. Mr Luyendijk travels with Eurotunnel up to four times a week transporting fresh produce between Holland and the UK.

Mr Luyendijk was presented with a bottle of champagne by Dirk Broek, director of Eurotunnel's freight division. Asked what he thought of Eurotunnel, Mr Luyendijk, said:

"I love it! It's much quicker and easier, and at the end of the day I get to spend more time at home with my family."

Eurotunnel's truck shuttle service offers a departure every ten minutes at peak times, and on average, operates over 250 truck shuttle departures every day with its fleet of 16 truck shuttles.

END

Media contact:
Kevin Charles, tel: 01303 288728

News release no. 926

About Eurotunnel
Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

For release at 1600 hours (UK time) on Friday, 18 February 2005

JACQUES GOUNON REPLACES JACQUES MAILLOT AS CHAIRMAN OF THE EUROTUNNEL JOINT BOARD

Jacques Maillot has expressed his wish to step down as the non-executive Chairman of the Joint Board. The Joint Board of Eurotunnel met today (Friday, 18 February) to appoint Jacques Gounon to replace him with immediate effect.

Jacques Maillot remains a non-executive director of Eurotunnel.

Jacques Gounon was appointed a non-executive director of Eurotunnel on 17 December 2004.

As Eurotunnel enters a new, essential phase, Jacques Maillot wished to transfer the responsibility of Chairman to someone who could bring his expertise to the company.

END

Note to editors:
A graduate of the Ecole Polytechnique, Jacques Gounon (51) is a civil engineer by profession. He has held senior positions in French public administration with the Ministry of Equipment, the Ministry of Employment and the Ministry of Transport. He was recently country President of Alstom in France and Deputy Chief Executive of the Cegelec Group.

Media enquiries:
John Keefe, tel: + 44 (0) 1303 282181
Kevin Charles, tel : + 44 (0) 1303 288728

Investor enquiries:
Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 927

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

For immediate release on Friday 4 March 2005

Jacques Maillot resigns from Eurotunnel Joint Board

Jacques Maillot, who was replaced as Chairman of the Joint Board of Eurotunnel on 18 February 2004, has today resigned his position as a non-executive director of the company.

The Joint Board of Eurotunnel has thanked Jacques Maillot for his services to the company since 7 April 2004.

Jacques Maillot has indicated that he will remain available to assist Eurotunnel in any way necessary and that he supports the board and management in their continuing efforts to solve the problem of the company's debt.

END

Media enquiries:

Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:

Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 928

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

For immediate release on Friday 4 March 2005

New director nominated to Eurotunnel Joint Board

Following the resignation of Jacques Maillot from his role as a non-executive director, the Joint Board of Eurotunnel has co-opted Mr Henri Rouanet, Préfet de Région Honoraire (Honorary Regional Prefect) as a non-executive director.

Henri Rouanet, is a Commander of the Légion d'Honneur and is a member of the Inter-ministerial committee for monitoring projects co-financed by European Structural Funds (CICC).

During his career, Henri Rouanet has held key posts as, amongst others, Principal Private Secretary to the Minister for Health and Social Security (Jacques Barrot), Principal Private Secretary to the Minister for Work, Employment and Professional Development, Prefect of the Region of Limousin, Prefect of the Region of Picardie, Director of Civil Safety at the Ministry for the Interior and for Decentralisation, and President of the Conseil National de la Protection Civile.

At the next board meeting, in accordance with the principles of corporate governance, it will be proposed that Henri Rouanet becomes Chairman of the Safety Committee.

END

Media enquiries:

Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:

Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 929

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

EMBARGO: Not for release until 1640 (UK time) on Wednesday, 30 March 2005

EUROTUNNEL REQUESTS WAIVER

The Joint Board of Eurotunnel, which met today (Wednesday, 30 March), has unanimously agreed to request a waiver to its Credit Agreement.

This waiver requires the approval of a qualified majority of the creditors, which Eurotunnel expects to receive as soon as possible.

In the event of a favourable reply, Eurotunnel will begin negotiations with the intention of reaching a financial arrangement that will ensure the future of the Group whilst at the same time maintaining shareholder interests.

The negotiations are expected to take eight months.

The fees for the advisors to the creditors, which have for a long time been deemed unacceptable by the Joint Board, have been reduced in agreement with the Ad-hoc Committee of the principal creditors. This agreement has received the consent of a majority of the Board.

At the request of the Joint Board, Jacques Gounon, Eurotunnel's Chairman, takes responsibility for the restructuring of the debt. He has requested the assistance of Hervé Huas, who leaves his role as Deputy Chief Executive to become Special Advisor to the Chairman, whilst still remaining a member of the Joint Board.

Following the meeting, Jacques Gounon said: *"This convergence of positions between Eurotunnel and the Ad-hoc Committee is very positive. After many months of effort and thanks to the hard work of all concerned, I am very pleased to be making this announcement today. The Board will continue to work to secure the long term future of the Group."*

ENDS

Media enquiries:
Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:
Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 930

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

EMBARGO: Not for release before 0745 hours (UK time) on Tuesday, 5 April 2005

Eurotunnel formally requests a "waiver" in order to begin debt negotiation

Following the decision taken by the Joint Board on 30 March 2005 Eurotunnel has formally requested from its principal creditors an exemption to its Credit Agreements in order to begin the process of debt negotiation.

This exemption (or "waiver") requires the approval of a qualified majority of relevant Eurotunnel creditors. The company has already obtained the support of the Committee representing holders of 15% of the Senior Debt and 69% collectively of the Junior, 4th Tranche and Tier 1A Debt.

The Committee representing holders of a majority of Eurotunnel's co-financier debt comprises the European Investment Bank, Franklin Mutual Advisers LLC., MBIA and Oaktree Capital Management.

In the event of a favourable reply to its request for a waiver, Eurotunnel will begin negotiations with the aim of seeking a capital structure which ensures the long-term future of the Group whilst protecting the interests of shareholders.

END

Media enquiries:
Eurotunnel Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:
Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 931

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

EMBARGO: Not for release before 1640 hours (UK time) on Monday 18 April 2005

TRADING STATEMENT: Q1 2005 REVENUE & TRAFFIC

- **Increase of 2% in total revenue**
- **Increase of 6% in Truck Shuttle volume**

Eurotunnel, operator of the Channel Tunnel, today announced its revenue and traffic for the first quarter of 2005.

Revenue

The total operating revenue for the period, including revenues from transport and non transport activities, is £130.8 million. This represents an increase of 2% compared to the first quarter of 2004, at constant exchange rates.

Shuttle revenues increased by 7%, at constant exchange rates compared to the first quarter of 2004, in a period of favourable market conditions.

Railway revenues increased 1% to £58.7 million. This includes payments due under the Minimum Usage Charge ("MUC") arrangements amounting to £20.4million in the first quarter.

The revenue from non transport activities remains marginal. The reduction of £1.9 million is due largely to the absence of non recurrent revenues (land sales in first quarter 2004) in the first quarter of 2005.

£ million	Q1 2005 Unaudited*	Q1 2004 Restated*	% change	Q1 2004 reported**
Shuttle services	70.0	65.4	+ 7%	64.1
Railways	58.7	58,4	+ 1%	57.5
Transport activities	**128.7**	**123.8**	**+ 4%**	**121.6**
Non-transport activities	2.1	4.0	- 48%	4.0
Operating revenue	**130.8**	**127.8**	**+ 2%**	**125.6**
*exchange rate £1 = € 1.452		**exchange rate £1 = € 1.502		

Eurotunnel Shuttle Services

Truck Shuttles

Eurotunnel carried 345,570 trucks in the first quarter of 2005, an increase of 6% compared to 2004. The increase in traffic follows the introduction of the new freight strategy at the start of the year. Eurotunnel also benefited from the widespread disruption to ferry services throughout the first quarter due to a combination of severe weather, reduced berthing capacity at the port of Calais, and continuing industrial action by French seafarers. Average yields were higher in 2005 also contributing to the increase in revenue.

Passenger Shuttles

Eurotunnel carried 438,804 cars, an increase of 4% compared to 2004. Eurotunnel has pursued a policy of product differentiation for its Passenger car services and has improved the product mix, increasing short break and long stay activity.

The Passenger car market has been erratic during the first quarter of 2005 due to the uncertainty of ferry services and disruptions at the port of Calais. The ferry companies have engaged in further price wars to gain market share. Despite this Eurotunnel has improved volumes during this time.

Eurotunnel carried 17,629 coaches, an increase of 49%. Coach traffic diverted from the port of Calais due to the uncertainty surrounding the regularity of ferry services.

	Q1 2005	Q1 2004	% change
Truck shuttles	345,570 trucks	326,003 trucks	+ 6%
Passenger shuttles	438,804 cars* 17,629 coaches	421,070 cars* 11,867 coaches	+ 4% + 49%

* including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways (Eurostar and rail freight)

The Channel Tunnel is also used by rail services not managed by Eurotunnel: Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

Eurostar

Eurostar traffic grew 5% during the first quarter of 2005, compared to the first quarter of 2004, continuing the growth achieved since the opening of the first section of the UK high-speed rail link.

Rail freight

The volume of rail freight transported through the Channel Tunnel in the first quarter of 2005 declined by 11% to 417,103 tonnes compared to the first quarter of 2004.

	Q1 2005	Q1 2004	% change
Eurostar	1,694,560 passengers	1,606,789 passengers	+ 5%
Rail freight (SNCF/EWS)	417,103 tonnes	468,390 tonnes	- 11%

* The passenger numbers given are for Eurostar passengers who travelled through the Channel Tunnel, and exclude passengers between Paris/Calais and Brussels/Lille.

END

Media enquiries:
Eurotunnel Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:
Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 933

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

20 April 2005

Eurotunnel obtains the waiver to the Credit Agreement required to start the renegotiation of its debt

Eurotunnel announces today (20 April 2005) that it has obtained the necessary waiver to the Credit Agreement which links the Group to its creditors. The waiver was requested on 5 April 2005 and has been approved today by the two creditor groups.

When this press release was issued, the Senior Debt holders had voted by 87.26% in favour of the waiver, and the co-financiers by 87.14%, a percentage well above the qualified majority required. There were no votes against.

Jacques Gounon, Chairman of the Eurotunnel Joint Board said, "I pay tribute to the Agent Banks for their work and applaud the sense of responsibility shown by Eurotunnel's creditors who have approved this waiver rapidly and by a large majority".

END

Media enquiries:
Eurotunnel Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:
Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 934

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

EMBARGO: Not for release before 07.30 hours (UK time) on Tuesday 26 April 2005

EUROTUNNEL 2004 RESULTS

DISAPPOINTING RESULTS, BUT STILL HOPE FOR RECOVERY

- **Reduction in turnover of 4% due to reduced shuttle activity (- 7%), in declining passenger market and in the context of a price war**
- **Operating margin reduced (- 6%)**
- **Operating profit slightly higher (+2%)**
- **Financial charges lower by 5%, adding to an improvement in the underlying loss of 14%**
- **Net loss of £570 million, following an impairment charge of £395 million (£1.334 million last year after an impairment charge of £1.3 billion)**

Jacques Gounon, Chairman of the Joint Board of Eurotunnel, said:

"The 2004 results are the continuation of previous years. The further reduction in total and in Shuttle Services revenue is the consequence of insufficient reaction to major evolutions in the cross-Channel market over the past few years.

"Project DARE was launched at the end of October 2004, as a commercial and operational response to this situation. I anticipate that this reorientation will start to bear fruit during 2005 and that we will see its full impact from 2006 onwards.

"We have satisfactorily obtained the waiver to the Credit Agreements, allowing us at last to begin negotiations with our creditors.

"I am determined to protect the interests of this company and to reduce the burden of the financial charges on Eurotunnel to a level that the company can support, thus ensuring its future growth and development."

END

Notes to editors:

1. The Eurotunnel financial analysis is attached
2. Conference call for UK Media will be held at 1400 (UK time) today. Tel: +44 (0) 207 154 2666. Replay of the call will be available from the UK on +44 (0) 208 515 2499 (code: 447020#)

FINANCIAL ANALYSIS - Extract

Intense competition in the short straits markets and continued contraction of the passenger market in 2004, have led to shuttle revenues 7% below 2003 at constant exchange rates. Operating revenue was 4% below 2003, whilst overall operating costs excluding cost of sales increased slightly. Depreciation charges decreased significantly following the impairment charge at the end of 2003, resulting in an operating profit 2% above 2003. Net interest charges decreased by 5%, resulting in a 14% improvement in the underlying result at constant exchange rates. The underlying loss in 2004 was £127 million compared to £148 million in 2003 at constant exchange rates. After an impairment charge of £395 million and other net exceptional losses of £48 million in 2004, the net result for the year was a loss of £570 million compared to a net loss of £1,334 million after an impairment charge of £1,300 million and exceptional profits of £115 million in 2003.

To make a valid comparison between 2004 and 2003 in both sterling and euros, the underlying loss for 2003 has been restated at the exchange rate used for the 2004 results (£1=€1.466) as set out in the table below.

Analysis of result **£ million** **Exchange rate €/£**	**2004** **Actual** **1.466**	**2003** **Restated** **1.466**	**2004/2003** **% change**	**2003** **Reported** **1.435**
Shuttle services	285	306	-7%	309
Railways	234	230	+2%	232
Transport activities	**519**	**536**	-3%	**541**
Non-transport activities	19	24	-23%	25
Operating revenue	**538**	**560**	-4%	**566**
Other income	17	18		18
Total turnover	**555**	**578**	-4%	**584**
Cost of sales	(3)	(9)		(9)
Operating costs	(258)	(256)	+1%	(259)
Operating margin	**294**	**313**	-6%	**316**
Depreciation and provisions	(123)	(146)		(146)
Operating profit	**171**	**167**	+2%	**170**
Net interest	(298)	(315)	-5%	(318)
Underlying loss	**(127)**	**(148)**	-14%	**(148)**
Exchange gains/(losses)	-			(1)
Other exceptional (loss)/profit	(48)			115
Net loss before impairment charge	**(175)**			**(34)**
Impairment charge	(395)			(1 300)
Net loss after impairment charge	**(570)**			**(1 334)**

Turnover

Shuttle Services revenue decreased by 7% at constant exchange rates to £285 million, principally due to the intense competition in the truck market putting continued pressure on prices and to the further decline in the passenger market reducing Eurotunnel's passenger shuttle volumes.

Railways revenue increased slightly to £234 million as a result of inflation, and remains protected until the end of November 2006 by payments under the provisions of the Minimum Usage Charge (MUC) in the Railway Usage Contract, which amounted to £67 million in 2004.

Revenue of £19 million from non-transport activities in 2004 included revenues from retail, telecoms activities and land sales.

Other income of £17 million largely comprises the release of provisions for large scale maintenance.

Total turnover for 2004 was 4% lower than 2003, at £555 million.

Operating profit

The decrease in cost of sales reflects the value of land stocks disposed of in 2004 compared to 2003. Operating costs excluding cost of sales increased slightly compared to 2003 with increased annual general meeting costs, higher electricity costs and maintenance costs for rolling stock (acceleration of mid-life refit of shuttle fleet) and infrastructure, more than offsetting reductions in other areas.

Depreciation decreased by £24 million largely due to the impairment charge of £1,300 million at the end of 2003.

The operating profit improved by 2% at constant exchange rates to £171 million.

Net interest charges

At £298 million in 2004, net interest charges were 5% below 2003 at constant exchange rates. During January 2004 more than £4 billion of debt passed from fixed to variable rates of interest. After taking into account charges of £59 million for the hedging contracts, the interest charge for the year reduced by £4 million at constant exchange rates. Following their conversion at the end of 2003, no interest was incurred in 2004 on the Equity Notes compared to £12 million incurred in 2003, and several small debt repurchases in the second half of 2003 and at the beginning of 2004 also served to reduce net interest charges by £2 million.

The underlying loss of £127 million in 2004 reduced by 14% compared to 2003 at constant exchange rates.

Net result

The exceptional result excluding impairment charge in 2004 was a loss of £48 million. Costs related to the operational restructuring (£6 million), refinancing (£14 million), and a charge of £36 million to cover the consequences of the implementation of the DARE plan. A net profit of £7 million was generated by the sale of fixed assets, and a profit of £2 million was generated by the repurchase of debt at a discount to its face value.

The net result before impairment in 2004 was a loss of £175 million compared to a net loss before impairment of £34 million in 2003.

Impairment charge

The Group applies the methodology of IAS36 which is equivalent to UK Accounting Standard FRS11 which requires the net book value of assets to be compared to discounted projected future operating cash flows. The application of this method in 2004 gave rise to an exceptional impairment charge of £395 million. A charge of £1,300 million was made in 2003. This impairment charge has no impact on the Group's liquidity position or its loan covenants.

The net result for 2004 was a loss of £570 million compared to a net loss of £1,334 million in 2003.

Cash flow £ million Exchange rate €/£	2004 Actual 1.418	2003 Reported 1.419
Net cash flow from operations	283	315
Capital expenditure (net)	(19)	(25)
Cash flow after capital expenditure	**264**	**290**
Net interest paid in cash	(281)	(278)
Other non-operating cash flows & taxation	(13)	20
Financing	(1)	(68)
Decrease in cash balances	**(31)**	**(36)**

Cash flow

Cash flow from operating activities in 2004 was £283 million. The majority of the reduction compared to 2003 was due to lower shuttle revenues.

Net capital expenditure fell from £25 million in 2003 to £19 million in 2004 resulting in net cash flow from operating activities after capital expenditure of £264 million. Interest cover after capital expenditure (which measures cash flow after capital expenditure as a proportion of the net interest charge due and payable) was 96%.

The £13 million net payment in respect of other non-operating cash flows in 2004 relates to expenditure on refinancing and operational restructuring.

FINANCING

Eurotunnel's funding falls into three main components – Core Debt, a Buffer Zone, and Shareholders' Funds.

The Core Debt totalling £4.9 billion comprises £0.4 billion of Senior and 4th Tranche Debt, £3.3 billion of Junior Debt , £0.7 billion of Tier 1A Debt, and £0.5 billion of Resettable Advances.

No debt repayments under the Credit Agreement are due before 2006. In the absence of any significant modification to the debt covenants, total debt repayments over the period 2006 to 2009 will total £274 million, starting with £4 million in 2006, increasing to £163 million in 2009.

The Buffer Zone of £1.5 billion includes £0.5 billion drawings under the Stabilisation Facility. The Stabilisation Advances carry 0% interest until 2006. Under the Credit Agreement, Eurotunnel, subject to the agreement of its shareholders, is able to convert the Stabilisation Advances and Notes[1] outstanding at the end of 2005 into Units. Eurotunnel will propose that its shareholders vote on this conversion at an extraordinary general meeting to be held before the end of 2005.

This Buffer Zone also includes £0.9 million of Participating Loan Notes which carry 1% fixed interest until 2006.

The third component of the financing structure is represented by Shareholders' Funds, which at 31 December 2004 totalled £0.5 billion.

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[1] Based on the £530 million Stabilisation Advances and Notes that were outstanding on 31 December 2004, such conversion would lead to the creation of 444 million new Units at a fixed conversion rate of £1.19 (at a euro/sterling exchange of €1.418). This conversion of the Stabilisation Advances and Notes would represent 15% of the total number of Units in circulation. Fully diluted share capital on this basis would be 2,990 million Units (including the exercise of stock options). In the absence of conversion and on the basis of current interest rates, an additional financial charge of approximately £27 million a year would be payable by the Group from 1 January 2006.

Financing at 31 December 2004


Senior Debt
£0.4 billion
Junior Debt
Tier 1A
Resettable Advances
£4.5 billion
CORE DEBT
Stabilisation Facility
Participating Loan Notes
Accrued interest
£1.5 billion
BUFFER ZONE
TOTAL DEBT
£6.4 billion
Shareholders' Funds
£0.5 billion
EQUITY

FINANCIAL SITUATION

Operational restructuring – project DARE

In June 2004, Eurotunnel commenced an in-depth review of the financial and operational aspects of each of the Group's activities. Project DARE will contribute to the recovery of the company. A key element of this project is to increase margins from the core shuttle businesses by better aligning capacity to demand. The reduction in surplus capacity, additional reductions in administrative costs and a complete review of subcontractor and supplier contracts, will give rise to cost savings. The implementation of project DARE commenced in November 2004; the full benefit of this plan is anticipated to impact from 2006. A provision of £36 million has been made in the 2004 accounts for the consequences of this on staffing levels and for the early termination of certain subcontracts.

Forecast cash position

The financial consequences of the forecasts prepared in the light of the 2004 results and the current outlook for the Group, taking into account the consequences of project DARE, are as follows:

- During 2005 the cash flow position remains protected by the mechanism by which interest that cannot be paid in cash can be settled by way of Stabilisation Advances up to a limit of £60 million. Taking into account the risks, especially those associated with the implementation of DARE, either financial or operational, the cash flow position remains subject to certain uncertainties. On the basis of the latest operating forecasts available at the date of the accounts, the amount of un-used Stabilisation Advances should allow sufficient cash up until the end of 2005, on which date the level of available cash is projected to be equal to the Permitted Float of £25 million (this is the maximum amount of cash that may be held by the Group as defined in the Credit Agreements).

- In 2006 the Group will no longer benefit from the Stabilisation Advances, rendering the cash flow position more vulnerable particularly at the end of January and July 2006 because of the interest payments due under the current Credit Agreements.

- From the first half of 2007 Eurotunnel will not be able to meet its contractual debt repayments.

- The cash flow forecasts are based on assumptions that the Group considers to be both reasonable and realistic. The forecasts assume the conversion of the Stabilisation Advances and Notes into Units by 1 January 2006. In the absence of this conversion and on the basis of current interest rates and the Stabilisation Advances and Notes as at 31 December 2004, an additional financial charge of approximately £27 million a year would be payable by the Group. Furthermore, significant disruptions to the operations of the Group or events that are unforeseeable or unquantifiable at the date of the accounts in conjunction with amongst other issues, the Railways dispute, could accelerate the date at which the Group would be unable to meet its financial obligations.

Financial restructuring

Eurotunnel has obtained a waiver from the Lenders which is valid up to 31 January 2006 and which defines the conditions under which the Group can start debt restructuring negotiations with its creditors. In particular, the waiver requires a proposal of a restructuring plan by no later than 15 July 2005, as well as the establishment of a structured means of communication between Eurotunnel and its creditors. The waiver can be terminated at any time should either party not meet its respective responsibilities.

Eurotunnel will propose that its shareholders vote on the conversion of the Stabilisation Advances and Notes into Units at an extraordinary general meeting to be held before the end of 2005 in accordance with the provisions of the 1998 restructuring. The conditions and consequences of the conversion are described in notes 11c and 14c of the full Combined Accounts.

Finally, in the context of the proposed financial restructuring, Eurotunnel could look into, amongst other options and within the terms and conditions of the existing Credit Agreements, the putting into place of an additional line of credit up to a maximum of £50 million. Initial enquiries have confirmed the feasibility of putting this into place should the necessity arise.

Going concern

The Group believes that these measures, which are intended to provide a satisfactory solution to the financing requirements of the Group, can be put in place before the date at which the Group will be unable to meet its financial obligations. The application of the going concern assumption in the 31 December 2004 annual accounts has been based on the assumptions described above.

Impairment

The valuation of the Group's assets has been carried out in accordance with IAS36, which compares the net book value of the assets to the value of the discounted future operating cash flows, and by using the Adjusted Present Value (APV) methodology.

The application of this standard at 31 December 2003 gave rise to a value in use £1.3 billion lower than the net book value of the assets, and led to an impairment charge for this amount in the 2003 accounts.

At 31 December 2004, Eurotunnel updated its impairment calculation, using an implicit discount rate of 7.2% (2003: 7%), which led to an additional impairment charge of £395 million.

The implicit discount rate was determined in accordance with the standard on the basis of the Group constituting a single income generating unit and using the APV methodology. This methodology requires assumptions to be made for both the forecast cash flows and the future level of the Group's debt over the life of the Concession, as well as for the market interest rate.

Taking into account the increasing uncertainties that the Group is facing, Eurotunnel considered it appropriate to use values in the upper-ranges for the market risk premium and the asset "Beta" ratio.

The value in use was calculated in the context of the going concern uncertainty and on the basis of operating cash flows which assume no changes to existing operational and financing contracts. In addition, and only for the purposes of this valuation, the Group has assumed, as in the previous year, an interest saving based on a level of debt £1.3 billion lower than the current level of debt.

Within the assumption of no changes to existing contracts, all other things being equal, other foreseeable levels of debt would not lead to an implicit discount rate of greater than 7.7%. Relatively small changes in the assumptions used would lead to material changes in the value in use. By way of example, a variation of 0.10% in the implicit discount rate would correspond to a change in the value in use of the fixed assets of approximately £150 million.

Railways dispute

Under the Railways Usage Contract dated 29 July 1987 (the "RUC") between the Railways and Eurotunnel, the Railways are required to bear a proportion of the operating costs of Eurotunnel in each year.

The Railways commenced arbitration proceedings under the auspices of the International Chamber of Commerce in respect of the amount of their contribution, firstly for financial years ended 31 December 1997 and 1998, and secondly for financial years ended 31 December 1999 to 31 December 2002. The total amount claimed by the Railways is estimated to be a maximum of £100 million.

The Arbitration Tribunal, in an award made on 30 January 2003, rejected the Railways' claim for 1997 and 1998 on the basis that it was time barred. The Tribunal's decision is final. The Arbitration Tribunal will decide on the admissibility and validity of the claim for 1999 to 2002 in a separate phase of proceedings; its decision is expected to follow in 2005.

Eurotunnel remains confident in the outcome of these proceedings and has therefore not changed its position from previous years; consequently a provision has not been made in these accounts or in the Group's financial projection.

Media enquiries:
Eurotunnel Press Office, tel: + 44 (0) 1303 288728 or + 44 (0) 1303 288737

Investor enquiries:
Xavier Clement, tel: + 33 1 55 27 36 27

News release no. 935

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.